UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 4)

                           ROBERTSON-CECO CORPORATION
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                   770 539 203
                                 (CUSIP Number)

                              Andrew G.C. Sage, II
                         c/o Robertson Ceco Corporation
                             5000 Executive Parkway
                                    Suite 425
                              San Ramon, CA  94583
                                 (510) 358-0330
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               September 30, 1996
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following box  /   /.

Check the following box if a fee is being paid with the statement  /   /.
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO.  770 539 203
_________________________________________________________________
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Andrew G.C. Sage, II
_________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) /   /
     Not Applicable                                                    (b) /   /
_________________________________________________________________
3    SEC USE ONLY
_________________________________________________________________
4    SOURCE OF FUNDS*
     OO
_________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        /   /
_________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     USA
_________________________________________________________________
                     7   SOLE VOTING POWER
NUMBER OF SHARES         250,112**
  BENEFICIALLY      _______________________________________________________
   OWNED BY          8   SHARED VOTING POWER
     EACH                -0-
   REPORTING        _______________________________________________________
    PERSON           9   SOLE DISPOSITIVE POWER
     WITH                250,112
                    _______________________________________________________
                    10   SHARED DISPOSITIVE POWER
                         -0-
_________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     250,112
_________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*                                              /   /
_________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     1.5%
_________________________________________________________________
14   TYPE OF REPORTING PERSON*
     IN
_________________________________________________________________
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                           **Same shares as noted for
                  Sage Capital Corporation.  See Item 5 herein.

SCHEDULE 13D

CUSIP NO.  770 539 203
_________________________________________________________________
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Sage Capital Corporation
_________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) /   /
     Not Applicable                                                    (b) /   /
_________________________________________________________________
3    SEC USE ONLY
_________________________________________________________________
4    SOURCE OF FUNDS*
     OO
_________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        /   /
_________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Wyoming, USA
_________________________________________________________________
                     7   SOLE VOTING POWER
NUMBER OF SHARES         250,112**
  BENEFICIALLY      _______________________________________________________
   OWNED BY          8   SHARED VOTING POWER
     EACH                -0-
   REPORTING        _______________________________________________________
    PERSON           9   SOLE DISPOSITIVE POWER
     WITH                250,112
                    _______________________________________________________
                    10   SHARED DISPOSITIVE POWER
                         -0-
_________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     250,112
_________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*                                              /   /
_________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     1.5%
_________________________________________________________________
14   TYPE OF REPORTING PERSON*
     CO
_________________________________________________________________
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                **Same shares as noted for Andrew G.C. Sage, II.
                               See Item 5 herein.

SCHEDULE 13D

CUSIP NO.  770 539 203
_________________________________________________________________
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Sage RHH
_________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) /   /
     Not Applicable                                                    (b) /   /
_________________________________________________________________
3    SEC USE ONLY
_________________________________________________________________
4    SOURCE OF FUNDS*
     OO
_________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        /   /
_________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Wyoming, USA
_________________________________________________________________
                     7   SOLE VOTING POWER
NUMBER OF SHARES         -0-
  BENEFICIALLY      _______________________________________________________
   OWNED BY          8   SHARED VOTING POWER
     EACH                -0-
   REPORTING        _______________________________________________________
    PERSON           9   SOLE DISPOSITIVE POWER
     WITH                -0-
                    _______________________________________________________
                    10   SHARED DISPOSITIVE POWER
                         -0-
_________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     -0-
_________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*                                              /   /
_________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0%
_________________________________________________________________
14   TYPE OF REPORTING PERSON*
     CO
_________________________________________________________________
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                         AMENDMENT NO. 4 TO SCHEDULE 13D


          The information contained in the (i) original Schedule 13D ("Original
Schedule 13D") filed September 25, 1992 by Sage Capital Corporation, a Wyoming corporation ("Sage"), and Sage RHH, a Wyoming partnership ("Sage RHH"), (ii) Amendment No. 1 ("Amendment No. 1") to the Original Schedule 13D by Sage and Sage RHH filed January 11, 1993, (iii) Amendment No. 2 ("Amendment No. 2") to the Original Schedule 13D by Sage and Sage RHH filed July 15, 1993, and (iv) Amendment No. 3 to the Original Schedule 13D by Andrew G.C. Sage, II, Sage and Sage RHH ("Amendment No. 3"), is incorporated herein by reference.

ITEM 1.  SECURITY AND ISSUER

          This Amendment No. 4 on Schedule 13D pertains to the common stock, par value $0.01 per share ("Common Stock"), of Robertson-Ceco Corporation (the "Company"), which has its principal executive offices at 500 Executive Parkway, Suite 425, San Ramon, California 94853.

ITEM 2.  IDENTITY AND BACKGROUND

          (a) - (c). This Statement is being filed by Andrew G.C. Sage, II, Sage and Sage RHH. The joint filing agreement between Sage and Sage RHH was filed as Exhibit A to Amendment No. 1. The principal executive offices of Sage and Sage RHH are both located at 275 East Broadway, Jackson, Wyoming, 83001. Sage is a management consulting company and Sage RHH is an investment partnership. Mr. Sage is the President, Chairman and controlling stockholder of Sage (and Chairman of the Company).

          The executive officers and directors of Sage (the "Sage Officers and Directors") and their respective principal occupations and business addresses are as follows:

                      Sage Executive Officers and Directors

      Name                                 Principal Occupation
                                           and Business Address

      Andrew G. C. Sage, II                Consultant
      President and Chairman               Sage Capital Corporation
                                           275 East Broadway
                                           Jackson, WY  83001
      Gregg C. Sage                        Chairman & CEO
      Executive Vice President             Cupples Products, Inc.
                                           10733 Sunset Office Drive
                                           St. Louis, MO  63127-1022

      George Thomson, C.P.A.               Certified Public Accountant
      Treasurer                            P.O. Box 4158
                                           Jackson, WY  83001

      David Larson                         Attorney
      Secretary                            P.O. Box 3345
                                           Jackson, WY  83001

Each of the above mentioned executive officers of Sage is also a Director of Sage.

          The partners of Sage RHH are Sage and Windwell Financial Corporation, a Florida corporation ("Windwell", and together with Sage, the "Sage RHH Partners"), and their respective principal occupations and business addresses are as follows:

                                Sage RHH Partners

      Name                                 Principal Occupation
                                           and Business Address

      Sage Capital Corporation,            Management Consulting
      a Wyoming corporation                275 East Broadway
                                           Jackson, WY  83001
      Windwell Financial Corporation,      Investment Company
      a Florida corporation                434 Chilean Avenue
                                           Palm Beach, FL  33480

          The executive officers and directors of Windwell (the "Windwell Officers and Directors') and their respective principal occupations and business addresses are as follows:

                    Windwell Executive Officers and Directors


      Name                                 Principal Occupation
                                           and Business Address

      Frank A. Benevento II                Benevento Financial Group
      President and Treasurer              180 Royal Palm Way
      and sole director                    Suite 211
                                           Palm Beach, FL  33480
      Gary M. Pittman                      Financial Executive
      Secretary                              and Consultant
                                           Two Wisconsin Circle
                                           Suite 350
                                           Chevy Chase, MD  20815

          (d) - (f). During the past five years, none of Sage, any of the Sage Officers and Directors, Sage RHH, Windwell, or any of the Windwell Officers and Directors has been a party to any criminal proceeding (excluding traffic violations or similar misdemeanors) or to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Sage, any of the Sage Officers and Directors, Sage RHH, Windwell, or any of the Windwell Officers and Directors was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Each of the Sage Officers and Directors and the Windwell Officers and Directors are United States citizens.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          On August 20, 1996, Pettibone Corporation ("Pettibone") entered into a Stock Purchase Agreement, filed as Exhibit H to Amendment No. 3 (the "Stock Purchase Agreement"), with Sage whereby Pettibone will purchase from Sage a total of 4,666,000 shares of Common Stock for $27,996,000 (or $6.00 per share) (the "Stock Purchase").

          Pursuant to the Stock Purchase Agreement, on September 30, 1996, Pettibone acquired 1,166,500 shares of Common Stock for a total of $6,999,000. Pettibone shall purchase the remaining 3,499,500 shares of Common Stock in the amounts and on the dates set forth below:

                                      Shares to       Purchase
                  Purchase Date      be Purchased       Price

              January 31, 1997       1,166,500       $6,999,000
              September 30, 1997     2,333,000      $13,998,000

     In any event, Pettibone may purchase any or all of the remaining 3,499,500 shares at any time or times prior to the specified Purchase Date by providing ten (10) days prior written notice to Sage.

     The Purchase Price with respect to the remaining 3,499,500 shares shall be increased to reflect interest on such amount equal to the interest rate per annum charged for borrowings by Pettibone from its primary lending bank (or banks) on August 20, 1996.

     In connection with the Stock Purchase Agreement, Sage appointed officers of Pettibone as its attorney-in-fact and proxy for Sage until October 15, 1997 or as long as the Stock Purchase Agreement remains in effect, whichever is longer; provided, however, if Pettibone fails to purchase from Sage the shares of Common Stock on the purchase dates set forth above, the proxy shall immediately be revoked with respect to such shares not purchased.

     The shares of Common Stock that Pettibone will acquire from Sage have Registration Rights as described in the Registration Rights Agreement, filed as Exhibit G to Amendment No. 2 (the "Registration Rights Agreement")

     On September 27, 1996, Sage caused Sage RHH to distribute 4,916,112 and 546,235 shares of Common Stock held by Sage RHH to Sage and Windwell, respectively. Sage RHH no longer owns any shares of Common Stock.

ITEM 4.  PURPOSE OF TRANSACTION

          (a) - (j). The Shares beneficially owned as of this date by Sage have been acquired for investment purposes and are subject to the Securities Purchase Agreement that was filed as Exhibit E to Amendment No. 1. In the future, Sage may dispose of all or a portion of their remaining Shares at any time. In addition, Sage may make purchases of Common Stock in open market or in private, negotiated transactions. Any such purchases will depend on the evaluation of the investment (which evaluation is continuing), the amounts and prices of available shares and other relevant considerations.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

          (a) After taking into account Pettibone's obligation to purchase and right to vote 4,666,000 shares of Common Stock from Sage pursuant to the Stock Purchase Agreement, Andrew G.C. Sage, II beneficially owns, through his control of Sage 250,112 shares (the "Shares") or 1.5% of the outstanding shares of Common Stock of the Company.

          (b) Sage has the sole power to vote and dispose of the Shares. Andrew G.C. Sage, II, the President, Chairman and controlling stockholder of Sage (and Chairman of the Company), has sole power to vote and dispose of the Shares on behalf of Sage.

          (c) Except as described herein, neither Sage nor any of the Sage Officers and Directors nor Windwell or any of the Windwell Officers and Directors has effected transactions in the Common Stock within the 60 day period immediately prior to the event requiring the filing of this Schedule 13D.

          (d)  See response to Item 6.

          (e) After taking into account Pettibone's obligation to purchase and right to vote 4,666,000 shares of Common Stock from Sage pursuant to the Stock Purchase Agreement, Mr. Andrew Sage, II and Sage will cease to be beneficial owners of more than 5% of the Common Stock. As of September 15, 1996, Sage, RHH is no longer the beneficial owner of any Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF ISSUER

          Pursuant to the Securities Purchase Agreement, filed as Exhibit E to Amendment No. 1 (the "Securities Purchase Agreement"), Sage agreed to submit to Mulligan Partnership, a Dutch partnership ("Mulligan"), 50% of any consideration (whether cash or property) paid or delivered to Sage RHH upon Sage RHH's sale, at any time, of all or any portion of the shares of Common Stock acquired by Sage in September 1992 to a bona fide third party purchaser, net of reasonable expenses, incurred in effecting such sale. On September 24, 1996, Sage entered into a Letter Agreement with Mulligan (the "Letter Agreement"), in which Sage agreed to pay Mulligan $16,386,000 from the proceeds of Sage's sale of Common Stock to Pettibone pursuant to the Stock Purchase Agreement. Upon payment of the $16,386,000 to Mulligan, all of Sage's obligations to Mulligan under the Securities Purchase Agreement will be satisfied in full and Sage will have no further obligation to Mulligan thereafter.

          Pursuant to the Registration Rights Agreement, the Company has agreed that upon the demand of Sage and subject to certain limitations set forth therein, the Company will file and cause to become effective up to two registration statements under the Securities Act of 1933 (the "Act"). In addition, the Company has agreed that it will give Sage notice each time it proposes to register any of its securities under the Act, and upon the written request of Sage, will use its best efforts to include such shares of Common Stock of the Company held by Sage in the registration statement. The Registration Rights Agreement is hereby incorporated by reference in response to this Item 6.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

          This Statement summarizes the terms of certain documents. Such summaries are qualified by reference to the Exhibits set forth below.

          Exhibit A -    Joint Filing Agreement between Sage Capital Corporation
                         and Sage RHH*

          Exhibit B -    Sage Executive Officers and Directors*

          Exhibit C -    Sage RHH Partners*

          Exhibit D -    Windwell Executive Officers and Directors*

          Exhibit E -    Securities Purchase Agreement between Sage and Mulligan
                         Partnership dated as of September 15, 1992*

          Exhibit F -    General Partnership Agreement of Sage RHH*

          Exhibit G -    Registration Rights Agreement between Sage RHH and
                         Robertson-Ceco Corporation**

          Exhibit H -    Stock Purchase Agreement dated August 20, 1996 between
                         Pettibone Corporation and Sage Capital Corporation.***

          Exhibit I -    Letter Agreement dated September 24, 1996 between Sage
                         and Mulligan Partnership.

     * Incorporated by reference to Amendment No. 1 to Schedule 13D relating to Robertson-Ceco Corporation dated December 30, 1992.
     ** Incorporated by reference to Amendment No. 2 to Schedule 13D relating to Robertson-Ceco Corporation dated July 15, 1996.
     *** Incorporated by reference to Amendment No. 3 to Schedule 13D relating to Robertson-Ceco Corporation dated August 20, 1996.

                                    SIGNATURE


          After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:  October 2, 1996             SAGE CAPITAL CORPORATION


                                   By:  /s/ Andrew G. C. Sage, II
                                   Name:  Andrew G. C. Sage, II
                                   Title:  President and Chairman



                                   SAGE RHH


                                   By:  /s/ Andrew G. C. Sage, II
                                   Name:  Andrew G. C. Sage, II
                                   Title:  President and Chairman



                                   /s/ Andrew G. C. Sage, II
                                   Andrew G. C. Sage, II